(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 000-29175 CUSIP Number:

For Period Ended December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Avanex Corporation

Full name of registrant

Former name if applicable

40919 Encyclopedia Circle

Address of principal executive office (Street and number)

Fremont, CA 94538

City, state and zip code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to complete all aspects of its Form 10-Q for the second fiscal quarter ended December 31, 2005 on, or prior to, the prescribed due date of February 9, 2006. The principal reason for this delay, which the Registrant believes will be resolved on or prior to February 14, 2006, is that the Registrant is not able to complete the disclosure for its accounting for certain facilities leases. Other disclosure in the Form 10-Q is dependent upon the completion of such disclosure.

Due to the additional time required by the Registrant to complete these activities, the Registrant is unable to file the Form 10-Q within the prescribed due date of February 9, 2006, without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Tony Riley (Name)	(510) (Area Code)	897-4188 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although subject to change as the Registrant finalizes its financial results, the Registrant anticipates that its operating results for the fiscal quarter ended December 31, 2005 will be substantially similar to the operating results contained in the press release dated February 8, 2006 and furnished as an exhibit to the current report on Form 8-K filed February 8, 2006.

Notice Concerning Forward-Looking Statements

The statements above regarding the Registrant’s anticipated timing of filing its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 and the Registrant’s expected operating results for such quarter are forward-looking statements which are subject to risks and uncertainties. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include uncertainties regarding the timing of the Registrant’s completion of its Quarterly Report on Form 10-Q, risks as to adjustments to preliminary estimates for the financial results of the fiscal quarter ended December 31, 2005, issues encountered in the completion of the quarterly review, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular the optical networks industry. In addition, please refer to the risk factors contained in the Registrant’s SEC filings including the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2005.

The Registrant assumes no obligation and does not intend to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Avanex Corporation

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 9, 2006	By:	/s/ TONY RILEY
Tony Riley
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).